UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMREIT, INC.
(Name of Subject Company)

Series D of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC
(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brent Donaldson
Series D of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636 / Fax: 925.403.7967
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee Transaction Valuation* $4,720,000	Amount of Filing Fee $944

*For purposes of calculating the filing fee only.  Assumes the purchase of 1,180,000 Shares at a purchase price equal to $4.00 per Share in cash.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              $944

Form or Registration:                    Schedule TO-T

Number:                                      005-85104

Filing Party:                                 Series D of Tender Investors, LLC

Date Filed:                                   November 30, 2010

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

TENDER OFFER

This Amendment No. 2 to the Tender Offer statement on Schedule TO as filed on November 30, 2010 (the “Original Schedule TO”) by Series D Of Tender Investors, LLC, a Delaware series limited liability company (the “Purchaser”), relates to the offer (the “Offer”) commenced on November 30, 2010 (the “Offer Date”) to purchase up to 1,180,000 shares of common stock (the “Shares”) of AmREIT, Inc. (the “Company”), the subject company, at a purchase price equal to $4.00 per Share, is being filed to extend the Expiration Date to February 28, 2011 and to amend and restate in full the Original Schedule TO and to provide the Second Amended and Restated Offer to Purchase (as amended, the “Offer to Purchase”), the Amended and Restated Assignment Form/Letter of Transmittal and the Amended and Restated Letter to Shareholders, as Exhibits (a)(1), (a)(2) and (a)(3), respectively, and the press release issued with respect to the extension of the Expiration Date as Exhibit (a)(6).  Other than the extension of the Expiration Date, the amended and restated documents remain unchanged since last filed.  All other items and exhibits remain the same as presented in the Original Schedule TO, as amended by Amendment No. 1 thereto, which amendment was filed on December 17, 2010.  The terms and conditions of the Offer are set forth in the Offer to Purchase and in the related Amended and Restated Assignment Form/Letter of Transmittal.  The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on February 28, 2011 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay any Company transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of Tender Manager Depositary, LLC (the “Depositary”), as depositary in connection with the Offer. As of the date of this Amendment No. 2, no Shares have been tendered.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted, including, but not limited to, common shares, and any securities distributed with respect to the Shares from and after November 30, 2010.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the Expiration Date and any such dividends will be paid by the Company directly to the tendering shareholders.  Any dividends declared after the Expiration Date, pursuant to the terms of the Offer and as set forth in the Assignment Form/Letter of Transmittal, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.  If at least ten business days do not remain in the offer at the time such a distribution is announced, then the Offer will be extended for ten business days after such distribution is announced.

The manager of the Purchaser is Tender Investors Manager, LLC, a Delaware limited liability company (the “Manager”).  The sole member of the Manager is Apex Real Estate Advisors, LLC, a Delaware limited liability company (“Apex”).  The Manager and Apex can each be deemed, along with the Purchaser, to be bidders and, as such, this Schedule TO is being filed on behalf of all of them.  None of the Purchaser, the Manager or Apex or their affiliates have previously conducted a tender offer for the Company’s Shares.

The Company had  23,122,350 Shares outstanding as of November 15, 2010, according to its Quarterly Report for the quarter ended September 30, 2010 filed on Form 10-Q on that date.  The Company’s stock is not traded on any exchange.   None of the Purchaser, the Manager, Apex or their affiliates own any Shares.  The 1,180,000 Shares subject to the Offer constitute approximately 5.1% of the outstanding Shares of the Company. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of approximately  $4,720,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by its members, as described in detail in Section 12 --- Source of Funds of the Offer to Purchase dated November 30, 2010 and incorporated herein by reference.

The address of the Company’s principal executive offices is 8 Greenway Plaza, Suite 1000, Houston, TX 77046, and its phone number is (713) 850-1400.

Items 1 through 11

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement, except as set forth above or below.

Item 12.  Exhibits

(a)(1)         Second Amended and Restated Offer to Purchase dated January 28, 2011

(a)(2)         Assignment Form/Letter of Transmittal  dated January 28, 2011

(a)(3)         Form of Letter to Shareholders dated January 28, 2011

(a)(4)         Form of Advertisement in Investor’s Business Daily*

(a)(5)         Form of Press Release dated November 30, 2010*

(a)(6)         Form of Press Release dated January 28, 2011

(b)-(h)        Not applicable

* Previously filed with Original Schedule TO

Item 13.  Information Required by Schedule 13E-3

Not applicable

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2011

SERIES D OF TENDER INVESTORS, LLC,
A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:     Tender Investors Manager, LLC
Its:     Manager

By:     Apex Real Estate Advisors, LLC
Its:     Manager

By:     /s/ Brent R. Donaldson
Its:     Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager By: /s/ Brent R. Donaldson Its: Managing Principal
APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: /s/ Brent R. Donaldson Its: Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Second Amended and Restated Offer to Purchase dated January 28, 2011
(a)(2)	Amended and Restated Assignment Form/Letter of Transmittal dated January 28, 2011
(a)(3)	Amended and Restated Letter to Shareholders dated January 28, 2011
(a)(6)	Press Release dated January 28, 2011